UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On June 27, 2025, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) closed a best efforts public offering comprised of 108,696 ordinary units and pre-funded units (after giving effect to the reverse stock split in July 2025), each consisting of one ordinary share of the Company, par value $0.001 per share (the “Ordinary Shares”) or pre-funded warrant in lieu thereof, one series A warrant to purchase one Ordinary Share (each a “Series A Warrant”) and one series B warrant initially to purchase one Ordinary Share (each, a “Series B Warrant”). On July 24, 2025, the Company announced the exercise of all outstanding Series B Warrants.

All Series A Warrants expired on June 30, 2026 without being exercised. As of the date of this Report, the Company has no warrants issued and outstanding. Further information is included in the press release attached as Exhibit 99.1 hereto, which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of July 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: July 6, 2026

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